EXHIBIT 99.1
June 28, 2013

The Board of Directors
c/o James J. Connor, Corporate Secretary
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, MI 48108

Dear Members of the Board of Directors:

I was pleased to see that on May 13, 2013 the Board of Directors shared an Investor Update of Strategic Initiatives, and to see the Board announce on June 21, 2013 that it had addressed the need for additional Board members.  While I think the Update and the conference call did a fair job of summarizing several strategic initiatives that have been considered over the past year, particularly when coupled with the addition of the new Board members, I believe the Update failed to address one urgently needed corporate governance item, the need to recapitalize the company by reorganizing Class A and Class B shares into one class of stock.

I am writing to urge the company to act promptly to reorganize Class A and Class B shares into one class of stock.  In the past, the company has supported reorganizing Class A and Class B shares into one class of stock.  This is reflected in a Current Report on Form 8-K, dated March 7, 2013, in which the company stated “that it would be beneficial for Tecumseh to reorganize its Class A and Class B shares into one class of stock.”

I believe the company was right in noting the reorganization of the Class A and Class B shares into one class of stock as a key item.  It is a key item because the reorganization of the Class A and Class B shares into one class of stock is necessary to create enhanced value for shareholders.

For the reasons expressed above, I strongly urge the company to act promptly to reorganize Class A and Class B shares into one class of stock, including promptly calling a Special Meeting of all Shareholders to approve the reorganization of the stock.  I believe other shareholders will support the reorganization of the share Classes and I encourage you to speak with other shareholders, large and small, to confirm this belief.

Best regards,

/s/ Todd W. Herrick

Todd W. Herrick